Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES

	For the Fiscal Years Ended September 30,
	2014	2013	2012	2011	2010
(in thousands, except ratios)
Net income (loss)	$(20,996)	$47,542	$61,241	$111,843	$7,454
Fixed charges	152,017	178,196	155,595	130,402	133,737
Amortization of capitalized interest	2,203	2,204	2,221	2,229	2,231
Capitalized interest	(735)	(1,976)	(34)	—	(66)
Loss attributable to non-controlling interests	380	2,784	2,019	2,134	2,258
Earnings	$132,869	$228,750	$221,042	$246,608	145,614
Interest expense, net of capitalized interest and amortization of debt issuance costs and accretion of bond discounts	$139,896	$157,865	$136,070	$109,899	$109,032
Capitalized interest	735	1,976	34	—	66
Amortization of debt issuance costs and accretion of bond discounts	8,037	12,285	9,987	7,811	7,752
Interest portion of rental expense (1)	1,144	1,096	1,256	1,326	1,461
Accretion of discount to the relinquishment liability	2,205	4,974	8,248	11,366	15,426
Fixed charges	$152,017	$178,196	$155,595	$130,402	$133,737
Ratio of earnings to fixed charges (2)	0.87	1.28	1.42	1.89	1.09
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(1)	A 10% factor was utilized to calculate the interest portion of rental expense, which the Authority believes to be a reasonable approximation.

(2)	Pursuant to Item 503 of Regulation S-K.